# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MFS Active Exchange Traded Funds Trust, CIK 0002018846
CUSIP: 55286W504
Title of class of securities: Exchange Traded Fund (ETF) Shares
Address of issuer's principal executive offices: 111 HUNTINGTON AVENUE, 111 HUNTINGTON AVENUE, BOSTON, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002033053-26-000008
Filed by CIK 0002033053

## Reporting persons
- Paul R. Ried Financial Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 0; sole dispositive power 1,217,015; shared dispositive power 0; aggregate amount beneficially owned 1,217,015 (5.8% of the class)

## Item 1. Issuer
Name of issuer: MFS Active Exchange Traded Funds Trust
Address of issuer's principal executive offices: 111 HUNTINGTON AVENUE, 111 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS, 02199.

## Item 2. Person Filing
Name of person filing: Paul R. Ried Financial Group, LLC
Address of principal business office or, if none, residence:
10801 Main Street, Suite 201
Bellevue, WA 98004
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,217,015
Percent of class: 5.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,217,015
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Paul R. Ried Financial Group, LLC: Adam Jordan, Director of Investments (11/10/2026)